Dreyfus New York Municipal Cash Management
Statement of Investments
10/31/2004 (Unaudited)

Tax Exempt Investments--100.8%	Principal Amount ($)	Value ($)
Albany Industrial Development Agency		
Housing Revenue, VRDN (South Mall Towers Project)		
1.79% (Insured; FNMA and Liquidity Facility; FNMA)	5,945,000 a	5,945,000
Chautauqua County Industrial Development Agency		
Civic Facility Revenue, VRDN		
(Gerry Homes Project) 1.80% (LOC; HSBC Bank USA)	14,270,000 a	14,270,000
Chemung County Industrial Development Agency		
IDR, VRDN, MMARS 2nd Program		
1.85% (LOC; HSBC Bank USA)	1,280,000 a	1,280,000
Commack Union Free School District, GO Notes, BAN		
1.75%, 11/19/2004	5,000,000	5,000,570
Dutchess County Industrial Development Agency		
Civic Facility Revenue, VRDN (Marist College Civic		
Facility) 1.77% (LOC; Key Bank)	6,800,000 a	6,800,000
Erie County Industrial Development Agency		
Civic Facility Revenue, VRDN:		
(D'Youville College Project)		
1.80% (LOC; HSBC Bank USA)	7,500,000 a	7,500,000
(Heritage Centers Project) 1.84% (LOC; Key Bank)	2,670,000 a	2,670,000
(YMCA of Greater Buffalo Project):		
1.80%, Series A (LOC; HSBC Bank USA)	2,850,000 a	2,850,000
1.80%, Series B (LOC; HSBC Bank USA)	4,000,000 a	4,000,000
Herkimer County Industrial Development Agency		
IDR, VRDN (F.E. Hale Manufacturing Co.)		
1.85% (LOC; HSBC Bank USA)	2,760,000 a	2,760,000
Town of Huntington, GO Notes, Refunding		
2.50%, 1/15/2005 (Insured; FSA)	915,000	917,379
Islip Industrial Development Agency, IDR		
VRDN (Brentwood Distribution Co. Facility)		
1.78% (LOC; Bank of America)	3,750,000 a	3,750,000
Jamestown City School District, GO Notes		
2%, 11/1/2004 (Insured; FSA)	1,340,000	1,340,000
Metropolitan Transportation Authority, Transit Facility		
Revenue:		
CP:		
1.46%, 1/13/2005 (LOC; ABN-AMRO)	6,300,000	6,300,000
1.46%, 1/18/2005 (LOC; ABN-AMRO)	7,000,000	7,000,000
VRDN 1.79% (Insured; AMBAC and		
Liquidity Facility; The Bank of New York)	5,672,000 a	5,672,000

Monroe County Industrial Development Agency, VRDN:		
Industrial Revenue:		
(Chaney Enterprise) 1.96% (LOC; M&T Bank)	3,000,000 a	3,000,000
(Genesee Metal) 1.90% (LOC; HSBC Bank USA)	1,000,000 a	1,000,000
LR (Robert Weslayan College) 1.85% (LOC; M&T Bank)	2,900,000 a	2,900,000
Monroe Tobacco Asset Securitization Corporation		
Tobacco Settlement Revenue, VRDN		
1.87% (Liquidity Facility; WestLB AG)	3,000,000 a	3,000,000
Mount Pleasant Central School District, GO Notes		
BAN 3%, 5/27/2005	3,500,000	3,528,627
Nassau County Industrial Development Agency, VRDN:		
Civic Facility Revenue (St. Mary's Children Project)		
1.81% (LOC; Commerce Bank)	2,325,000 a	2,325,000
Revenue 1.86% (Liquidity Facility; Merrill Lynch)	5,000,000 a	5,000,000
City of New York, GO Notes:		
5%, 8/1/2005	2,000,000	2,048,639
VRDN:		
1.71% (Insured; MBIA and Liquidity Facility;		
Landesbank Hessen-Thuringen Girozentrale)	2,995,000 a	2,995,000
1.71% (Insured; MBIA and Liquidity Facility;		
Wachovia Bank)	4,800,000 a	4,800,000
1.83% (Liquidity Facility; Citigroup Inc.)	5,000,000 a	5,000,000
1.83% (Liquidity Facility; Merrill Lynch)	7,000,000 a	7,000,000
New York City Industrial Development Agency:		
IDR:		
(Yedid Brothers Realty Associates) 1.20%, 11/1/2005		
(LOC; Bank of America)	1,260,000	1,260,000
VRDN:		
Civic Facility Revenue:		
(Brooklyn United Methodist Project)		
1.77% (LOC; The Bank of New York)	3,745,000 a	3,745,000
(Village Community School Project)		
1.80% (LOC; M&T Bank)	2,570,000 a	2,570,000
IDR, Refunding (Plaza Packaging Project)		
1.92% (LOC; The Bank of New York)	1,910,000 a	1,910,000
LR:		
(Jewish Community Center)		
1.85% (LOC; M&T Bank)	5,000,000 a	5,000,000
(Jewish Community Center of Manhattan)		
1.85% (LOC; M&T Bank)	1,400,000 a	1,400,000
Special Facilities Revenue (Korean Air Lines Co.):		
1.78%, Series A, 11/8/2004		
(LOC; Rabo Bank Nederland)	2,400,000 a	2,400,000
1.78%, Series C, 11/8/2004		
(LOC; Rabo Bank Nederland)	5,000,000 a	5,000,000
New York City Municipal Water Finance Authority		
Water and Sewer System Revenue, CP:		
1.25%, 11/4/2004 (Liquidity Facility: Bayerische		
Landesbank and WestLB AG)	10,000,000	10,000,000
1.85%, 3/3/2005 (Liquidity Facility: JPMorgan		
Chase Bank and Dexia Credit Locale)	11,500,000	11,500,000

New York City Transitional Finance Authority:		
Income Tax Revenue:		
5.25%, 11/15/2004	1,300,000	1,301,995
Revenue, VRDN:		
1.70%, (Liquidity Facility; The Bank of New York)	8,300,000 a	8,300,000
1.76% (Liquidity Facility; The Bank of New York)	1,800,000 a	1,800,000
New York State Dormitory Authority, VRDN:		
College and University Revenue (Oxford University		
Press Inc.) 1.75% (LOC; Landesbank Hessen-		
Thueringen Girozentrale)	5,800,000 a	5,800,000
Health Care Facilities Revenue (Mental Health Services)		
1.75% (Liquidity Facility; HSBC Bank USA)	5,000,000 a	5,000,000
New York State Environmental Facilities Corporation:		
Clean Water and Drinking Water Revenue		
Revolving Funds Pooled Financing Program		
2%, 11/15/2004	1,130,000	1,130,419
GO Notes, CP 1.43%, 1/20/2005		
(LOC: Helaba Bank and Bayerische Laandesbank)	15,000,000	15,000,000
New York State Housing Finance Agency, VRDN:		
LR 1.83% (Liquidity Facility; Merrill Lynch)	4,990,000 a	4,990,000
Revenue:		
(400 3rd Avenue Apartments) 1.82% (LOC; Key Bank)	4,500,000 a	4,500,000
(Biltmore Tower Housing) 1.78% (Insured; FNMA		
and Liquidity Facility; FNMA)	16,000,000 a	16,000,000
(Saville Housing) 1.78% (LOC; Bank of America)	14,400,000 a	14,400,000
New York State Power Authority, Electric Revenue		
CP 1.43%, 12/8/2004 (Liquidity Facility: The Bank of New		
York, Bank of Nova Scotia, Bayerishe Landesbank, Dexia		
Credit Locale, JPMorgan Chase Bank, Landesbank Hessen-		
Thuringen Girozentrale, State Street Bank and Trust		
and Wachovia Bank)	18,040,000	18,040,000
New York State Thruway Authority, Highway Tolls		
Revenue 2%, 4/1/2005	7,335,000	7,349,219
New York State Urban Development Corporation		
Correctional and Youth Facilities Service		
Revenue 5%, 1/1/2005	3,275,000	3,293,084
Nyack Union Free School District, GO Notes		
TAN 2%, 1/14/2005	1,500,000	1,501,944
Ontario County Industrial Development Agency, IDR		
VRDN (Dixit Enterprises) 1.85% (LOC; HSBC Bank USA)	3,170,000 a	3,170,000
Port Authority of New York and New Jersey:		
Revenue 5%, 12/15/2004	3,500,000	3,515,469
Special Obligation Revenue, VRDN		
1.74% (Liquidity Facility; Landesbank Hessen-		
Thueringen Girozentrale)	22,000,000 a	22,000,000
Poughkeepsie Industrial Development Agency		
Senior Living Facility Revenue, VRDN		
(Manor at Woodside Project) 1.82%		
(LOC; The Bank of New York)	5,000,000 a	5,000,000

Renesselaer Industrial Development Agency, IDR			
(Capital View Office Park Project)			
1.50%, 12/31/2004 (LOC; M&T Bank)		5,710,000	5,710,000
County of Rockland, GO Notes			
TAN 2%, 3/24/2005		5,500,000	5,510,903
South Colonie Central School District, GO Notes			
RAN 2.50%, 2/25/2005		4,400,000	4,414,020
Suffolk County Industrial Development Agency, IDR			
VRDN (Belmont Villas LLC Facility) 1.79%			
(Insured; FNMA and Liquidity Facility; FNMA)		6,000,000 a	6,000,000
City of Syracuse, RAN 3%, 6/30/2005 (LOC; DEPFA Bank)		5,000,000 a	5,037,250
Syracuse Industrial Development Agency			
Civic Facility Revenue, VRDN			
(Community Development Properties-Larned Project)			
1.90% (LOC; M&T Bank)		6,525,000 a	6,525,000
Tobacco Settlement Financing Authority, Revenue			
VRDN 1.85% (Insured; AMBAC and Liquidity Facility;			
Merrill Lynch)		3,460,000 a	3,460,000
Tompkins County Industrial Development Agency			
College and University Revenue, VRDN			
(Cortland College) 1.80% (LOC; HSBC Bank USA)		4,725,000 a	4,725,000
Ulster County, GO Notes, BAN 2%, 11/19/2004		9,033,616	9,037,082
Ulster County Industrial Development Agency, IDR			
VRDN (Selux Corp. Project) 1.91% (LOC; The Bank of New			
York)		2,260,000 a	2,260,000
Westchester County Industrial Development Agency			
VRDN:			
Civic Facility Revenue:			
(The Masters School)			
1.75% (LOC; Allied Irish Bank)		3,650,000 a	3,650,000
(Young Men's Christian Association)			
1.80% (LOC; Allied Irish Bank)		3,500,000 a	3,500,000
Commercial Facility Revenue			
(Panorama Flight Service Inc. Project)			
1.82% (LOC; The Bank of New York)		5,140,000 a	5,140,000
Yonkers Industrial Development Agency, Revenue			
VRDN, Merlots Program 1.86%			
(Insured; GNMA and Liquidity Facility; Wachovia Bank)		4,215,000 a	4,215,000
Total Investments (cost $376,713,600)		**100.8%**	**376,713,600**
Liabilities, Less Cash and Receivables		**(0.8%)**	**(3,049,447)**
Net Assets		**100.0%**	**373,664,153**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
BAN	Bond Anticipation Notes	**LOC**	Letter of Credit
CP	Commercial Paper	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors
FNMA	Federal National Mortgage Association		Assurance Insurance Corporation
FSA	Financial Security Assurance	**RAN**	Revenue Anticipation Notes
GNMA	Government National Mortgage Association	**TAN**	Tax Anticipation Notes
GO	General Obligation	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value %
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	82.1
AAA, AA, A c		Aaa, Aa, A c		AAA, AA, A c	7.9
Not Rated d		Not Rated d		Not Rated d	10.0
					100.0

Notes to Statement of Investments:

a Securities payable on demand. Variable interest rate-subject to periodic change.

b These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are
   prerefunded are collateralized by U.S. Government securities which are held in escrow and are used
   to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

d Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the
    Manager to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.